UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 18, 2022, Amryt Pharma PLC (the “Company”) entered into a Credit Agreement (the “Secured Credit Facility”) with Amryt Pharmaceuticals, Inc., as borrower, Amryt Pharma Holdings Limited, as intermediate parent, the lenders party thereto, Ares Capital Corporation, as administrative agent (the “Administrative Agent”), and ACF Finco I LP, as revolver agent.  The Secured Credit Facility provides total debt facilities of $125 million, including an $85 million term loan (the “Term Loan”) and a $40 million revolving credit facility (the “Revolving Credit Facility”), of which $20 million was borrowed concurrently with the Term Loan.  The Company used the proceeds of these borrowings to refinance its Senior Secured Credit Agreement, dated September 24, 2019, among Amryt Pharmaceuticals Inc. (f/k/a Aegerion Pharmaceuticals, Inc.), as borrower, Amryt Pharma Holdings plc, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders, which had outstanding principal borrowings of approximately $94 million, plus accrued interest of approximately $1.4 million and make-whole premiums of approximately $4.7 million.  Any remaining borrowings under the Senior Credit Facility will be used for working capital and general corporate purposes, including product development.

The Secured Credit Facility is fully and unconditionally guaranteed on a senior secured basis by us and, to the extent permitted by law, each of our and Aegerion’s existing and subsequently acquired or formed direct and indirect subsidiaries (other than certain immaterial non-U.S. subsidiaries and Aegerion Securities Corporation) (“Facility Guarantors”).  The Term Loan bears interest at a rate of equal to the secured overnight financing rate (“SOFR”), plus a margin of 6.75%, subject to a floor of 0.90%.  The Revolving Credit Facility bears interest at a rate equal to SOFR, plus a margin of 4.0%, subject to a floor of 0.90%.  The Secured Credit Facility requires quarterly payments of interest only, with principal due at maturity in February 2027, unless repaid earlier.

The Secured Credit Facility contains the following negative covenants: (a) limitations on liens; (b) limitations on disposition of assets (including restrictions on dispositions of material assets and exclusive licensing transactions in material territories but permitting, among other things, (i) dispositions consisting of licenses of Filsuvez, AP103 and Mycapssa assets in designated territories outside of the United States and Europe, (ii) dispositions of obsolete and surplus property that are immaterial, and (iii) a general basket for dispositions less than $250,000 individually and $5 million in the aggregate); (c) limitations on consolidations and mergers; (d) limitations on loans and investments (with restrictions on investments and indebtedness to non-Facility Guarantor subsidiaries to be agreed); (e) limitations on indebtedness; (f) limitations on transactions with affiliates; (g) compliance with ERISA; (h) limitations on restricted payments (including restrictions on dividends (stock or cash), share repurchases, spin-off and split-off transactions and payments to non-Facility Guarantors); (i) limitations on changes in business, changes in structure, changes in accounting, name and jurisdiction of organization, amendments to organizational documents that are adverse to the lenders, any amendments, modifications or waivers to the CVR deed poll; (j) limitations on material changes to other indebtedness documents; (k) limitations on restricted debt payments; (l) no negative pledges or burdensome agreements; and (m) certain other customary restrictions.  These covenants include baskets and exceptions to permit certain specified transactions.

The Secured Credit Facility contains the following events of default under the Secured Credit Facility: (a) failure to pay principal, interest or any other amount when due; (b) representations and warranties incorrect in any material respect when made or deemed made; (c) failure to comply with covenants; (d) cross-default to other indebtedness; (e) failure to satisfy or stay execution of judgments; (f) bankruptcy or insolvency; (g) actual or asserted invalidity or impairment of any part of the credit documentation (including the failure of any lien to remain perfected); (h) ERISA default; (i) failure to conduct business; (j) change of ownership or control; and (k) liquidation or dissolution.

Repayments of the Secured Credit Facility are subject to a prepayment premium as follows: (a) if such repayment or acceleration occurs prior to February 2024, 100% of the amount then payable plus a make-whole premium, (b) if such repayment or acceleration after February 2024 but prior to February 2025, 102% of the amount then payable, (c) if such repayment or acceleration after February 2025 but prior to February 2026, 101% of the amount then payable and (d) if such repayment or acceleration occurs at any time after February 2026, 100% of the amount then payable.

The Secured Credit Facility also contains a covenant requiring the maintenance of minimum revenue based on a discount to projections and minimum liquidity of $10 million at all times, subject to an addback with respect to available borrowings under the Revolving Credit Facility.

The foregoing description of the Secured Credit Facility does not purport to be complete and is qualified in its entirety by reference to the Secured Credit Facility, attached hereto as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

99.1
Credit Agreement, dated as of February 18, 2022, among Amryt Pharmaceuticals, Inc., as borrower, Amryt Pharma Holdings Limited, as intermediate parent, Amryt Pharma plc, as parent, the lenders party thereto, Ares Capital Corporation, as administrative agent, and ACF Finco I LP, as revolver agent.*

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Amryt hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that Amryt may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: February 25, 2022	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer